Exhibit 99.1

Teva Provides Update on Godollo Manufacturing Facility

On October 14, 2016, Teva Pharmaceutical Industries Ltd. (the “Company”) received a Warning Letter from the U.S. Food and Drug Administration (FDA). The Warning Letter is connected with an FDA current Good Manufacturing Practices (cGMP) inspection of the Company’s Godollo manufacturing facility, which was conducted January 21, 2016 through January 29, 2016. The letter cites deficiencies in manufacturing operations and laboratory controls, and in the Company’s data integrity program. Teva has undertaken corrective actions to address both the specific concerns raised by investigators as well as the underlying causes of those concerns. Communication with the FDA is ongoing. Teva will respond to the Warning Letter on November 4, 2016.

Previously disclosed key events:

•	January 29, 2016: Form FDA-483 was issued by FDA

•	February 22, 2016: Teva initial response sent to the Form FDA-483

•	January 2016: Teva voluntary stops all production at facility

•	May 27, 2016: FDA issued an import alert